Mr Kevin W. Vaughn

Accounting Branch Chief

Division of Corporate Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Athens, April 29th, 2013

Re:                             National Bank of Greece S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed May 15, 2012
Form 6-K furnished March 29, 2013
Form 6-K furnished April 8, 2013
File No. 001-14960

Dear Mr. Vaughn,

Thank you for providing us with your comments, dated April 16, 2013, regarding our response to your comment letter of August 10, 2012 pertaining to the Bank’s Form 20-F for the Fiscal Year ended December 31, 2011 as filed on May 15, 2012, the Form 6-K furnished on March 29, 2013 and the Form 6-K furnished on April 8, 2013. According to the letter, the Commission would like to receive our response to the comments, or an indication of when the Bank can provide a response, within ten business days from April 16, 2013.

We have started diligently going through your comments and drafting our response to ensure that you will be provided with the appropriate information which will allow you to better understand our disclosure.

In order for us to finalize the review of our responses with our independent auditors and legal counsel, we would like to request from the Commission an extension to the deadline, pursuant to which we would provide our responses by May 15, 2013.  We believe that this extension will give us the necessary time to address your comments and prepare a high quality response.

Thank you for your kind consideration.

For the National Bank of Greece S.A.,

/s/ PETROS CHRISTODOULOU

Petros Christodoulou
Deputy Chief Executive Officer